United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑     Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release
Vale announces approval of a share buy-back program
Rio de Janeiro, October 16, 2008 — Companhia Vale do Rio Doce (Vale) informs that, at a meeting held today, its Board of Directors approved the proposal to establish a share buy-back program that considers the acquisition of up to 69,944,380 common shares and up to 169,210,249 preferred class “A” shares, corresponding respectively to 5.5% and 8.5% of the free floating shares of each class. Vale’s free floating shares consist of 1,265,264,204 common shares and 1,995,511,531 preferred class “A” shares. The shares may be purchased by Vale or any of it affiliates, and will be held in treasury for subsequent cancellation or sale.
The buy-back program, which complies with capital market laws and regulations of Brazil, the United States and France, will be executed over the next 360 days as from today, October 16, 2008 and could only commence on October 27, 2008, following the end of the blackout period, pursuant to Vale’s Securities Trading Policy and Brazilian capital market regulations.
The buy-back program will be performed at market prices through the following financial institutions:
•	Bradesco S.A. CTVM — Av Ipiranga 282, 13th, 14th e 15th floor — São Paulo (SP)

•	Itaú CV — Av Doutor Hugo Beolchi 900, 15th floor, Tower Eldoro Vilella — São Paulo (SP)

•	Agora-Senior CTVM S.A. — Praia de Botafogo 300, 6th floor — Rio de Janeiro (RJ)

•	Fator S.A. CV — Rua Doutor Renato Paes de Barros 1.017 — 11th e 12th floor — São Paulo (SP)

•	Credit Suisse Hedging-Griffo CV S.A. — Av Presidente Juscelino Kubitschek 1.830, 6th e 7th floor — Towers III e IV — São Paulo (SP)

•	Magliano S.A. CCVM — Rua Bela Cintra 986, 2nd floor — São Paulo (SP)

•	Credit Suisse (Brasil) S.A. CTVM — Av Brigadeiro Faria Lima 3064, 13th floor — São Paulo (SP)

•	Santander S.A. CCT — Rua Hungria 1400, 4th floor — São Paulo (SP)
The objective is to maximize shareholder value, given the recent market multiples observed.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 16, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations